NEWS RELEASE
SANGOMA ANNOUNCES THIRD QUARTER FISCAL 2023 RESULTS
Revenue increases 18% year-over-year and Services Revenue grows 37% from Q3 of last year

MARKHAM, ONTARIO, May 11, 2023 – Sangoma Technologies Corporation (TSX: STC; Nasdaq: SANG) (“Sangoma” or the “Company”), a trusted leader in delivering cloud-based Communications as a Service solutions for companies of all sizes, today announced its third quarter financial results and unaudited condensed consolidated interim financial statements for the third quarter ended March 31, 2023.

Revenue for the third quarter of fiscal 2023 was $62.76 million, an increase from the prior year of 18%.

US $000	Q3 FY2023	Q3 FY2022	Change	Q2 FY2023	Change
Sales	$62,764	$53,366	18%	$62,035	1%
Gross profit	$44,424	$37,201	19%	$42,789	4%
Operating expenses[1]	$43,368	$40,137	8%	$44,258	(2)%
Net loss	$(685)	$(6,755)		$(2,735)
Net loss per share (fully diluted)	$(0.02)	$(0.21)		$(0.08)
Adjusted EBITDA[2]	$12,243	$10,469	17%	$10,550	16%

“Our third quarter brought significant changes to Sangoma. While change can be very difficult at times, I am proud of our team for remaining focused on delivering excellent results for our customers and shareholders," said Norm Worthington, Interim Executive Chairman. “It is an exciting time for Sangoma to continue to see our team's hard work drive our transition to a more SaaS focused business. In the third quarter our Services revenue increased by 2.25% sequentially from the prior quarter, again equivalent to an annualized organic growth rate of 10%. Services also represented 81% of our total sales this quarter, up from 80% last quarter and 69% in the same quarter of last year. And while our Services business continues to grow and compound, our Product revenue slightly declined this quarter as it remains impacted by macro conditions resulting in continued sensitivity to capex purchases. While our increase in revenue quarter over quarter was modest we delivered an Adjusted EBITDA2 for the quarter of over $12.24 million, representing about 20% of revenue and a 16% increase from last quarter."

Revenue for the fiscal third quarter was $62.76 million, up from $53.37 million in the third quarter last year by 18%, and up by approximately 1% from the immediately preceding second quarter of fiscal 2023. Services revenue increased sequentially by over $1 million or by 2.25% from the previous quarter, representing 81% of total sales. The growth in Services revenue is the second consecutive quarter supporting an annualized 10% organic growth rate, as was discussed in our second quarter results.

Gross profit for the quarter was $44.42 million, up from $37.20 million in the same period last year. Gross margin at 71% of revenue for the quarter was slightly above the 69% in the second quarter of fiscal 2023, due at least in part to increased sales of higher margin offerings such as cloud services. While gross margin will naturally fluctuate slightly from quarter to quarter, fiscal third quarter gross margin landed on the higher end of that expected range.

Operating Expenses1 were $43.37 million for the quarter compared to $40.14 million in the third quarter of fiscal year 2022. The year over year increase reflects the added costs associated with the NetFortris acquisition, a decrease of just under $1 million from the immediately prior quarter.

Adjusted EBITDA2 was $12.24 million in the third fiscal quarter of 2023, up from the $10.47 million for the same period of the prior year, and was approximately 20% of sales. The increase in Adjusted EBITDA2 in the third quarter also represents a 3% increase as a percentage of revenue when compared to our second quarter results.

Net loss for the third quarter was $0.69 million as compared to $6.76 million for the third quarter of fiscal 2022.

Sangoma continues to generate positive Adjusted Cash Flow2 and maintain a healthy balance sheet, finishing the quarter with a cash balance of $8.01 million on March 31, 2023 and remains comfortably within its debt covenants.

As previously disclosed in its press release of March 29, 2023, Sangoma filed a resale registration statement on Form F-3 (the "Resale Registration Statement") with the Securities and Exchange Commission (the "SEC") for the registration of 12,271,637 of its common shares previously issued or to be issued pursuant to the terms of that certain stock purchase agreement previously entered into by Sangoma in connection with the acquisition of StarBlue Inc. on March 31, 2021 (the "StarBlue Acquisition"). The Resale Registration Statement was declared effective by the SEC on April 12, 2023, and the remaining 9,142,856 common shares that were to be issued on a quarterly basis over the next three years pursuant to the StarBlue Acquisition were all issued on May 9, 2023.

Outlook for fiscal year 2023
Given the results for the first three quarters of fiscal 2023 and in light of the items below including global economics, the Company is narrowing its revenue guidance from $250- $260 million to $250 - $254 million and its Adjusted EBITDA2 guidance from $46 - $49 million to $46 - $48 million.

The above outlook and guidance constitute forward-looking information and are based on the Company’s assessment of many material assumptions, including:
•The Company’s ability to manage current supply chain constraints, including our ability to secure electronic components and parts, manufacturers being able to deliver ongoing quantities of finished products on schedule, no further material increases in cost for electronic components, and no significant delay or material increases in cost for shipping
•The revenue trends the Company experienced in fiscal year 2022 and fiscal 2023 to-date, the trends we expect going forward in fiscal 2023, and the impact of growing economic headwinds globally
•The continuing recovery of the global economy from the impact of COVID-19, including decreased government restrictions and increased customer demand, all of which would not be materially negatively affected by more recent macro factors such as inflation, interest rates, or recessions
•There being continuing growth in the global UCaaS and cloud communications markets more generally
•There being continuing demand and subscriber growth for our Services and continuing demand as anticipated for our Products
•The impact of changes in global exchange rates on the demand for the Company’s Products and Services
•The ability of the Company’s customers to continue their business operations without any material impact on their requirements for the Company’s Products and Services
•The Company’s forecasted revenue from its internal sales teams and via channel partners will meet expectations, which is based on certain management assumptions, including continuing demand for the Company’s products and services, no material delays in receipt of products from its contract manufacturers, no further material increase to the Company’s manufacturing, labour or shipping costs
•There are no additional revenue reclassifications
•The Company is able to remediate the material weaknesses identified in its internal control over financial reporting
•That the Company is able to attract and retain the employees needed to maintain the current momentum

Conference call
Sangoma will host a conference call on Thursday, May 11, 2023, at 5:30 pm ET to discuss these results. The dial-in number for the call is 1-800-319-4610 (International 1-604-638-5340). Participants are requested to dial in 5 minutes before the scheduled start time and ask to join the Sangoma call.

1 Operating Expenses consist of sales and marketing, research and development, general and administration and foreign exchange (gain) loss.

2 Adjusted EBITDA and Adjusted Cash Flow are non-IFRS financial measures used by the Company to monitor its performance and definitions of these terms along with reconciliation to the closest IFRS measure may be found in the accompanying MD&A on pages 17, and 19 posted today at www.sedar.com and www.sec.gov.

About Sangoma Technologies Corporation
Sangoma is a trusted leader in delivering value-based Communications as a Service (CaaS) solutions for businesses of all sizes. Sangoma simplifies communications by providing businesses with the industry’s most comprehensive suite of cloud-native communications solutions, which work together seamlessly to streamline business processes. Sangoma provides businesses with a complete solution, including cloud software, endpoints, and connectivity – all delivered and supported by Sangoma’s expert team. One provider and one contact ease vendor management and save time. For more information, visit www.sangoma.com.

Cautionary Statement Regarding Forward Looking Statements
This press release contains forward-looking statements, including statements regarding the expected fiscal 2023 financial results and the future success of our business, development strategies and future opportunities.

Forward-looking statements are provided for the purpose of presenting information about management’s current expectations and plans relating to the future and readers are cautioned that such statements may not be appropriate for other purposes. Forward-looking statements include, but are not limited to, statements relating to management’s guidance on revenue and Adjusted EBITDA, and other statements which are not historical facts. When used in this document, the words such as "could", "plan", "estimate", "expect", "intend", "may", "potential", "should" and similar expressions indicate forward-looking statements.

Although Sangoma believes that its expectations reflected in these forward-looking statements are reasonable, such statements involve inherent risks and uncertainties and no assurance can be given that actual results will be consistent with these forward-looking statements, if at all. Forward-looking statements are based on the opinions and estimates of management at the date that the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected, estimated or anticipated in forward-looking statements.

Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other events contemplated by the forward-looking statements will not occur. Although Sangoma believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct as these expectations are, therefore, inherently subject to business, economic and competitive uncertainties and contingencies. Some of the risks and other factors which could cause actual results to differ materially from those expressed or implied in the forward- looking statements contained in its management's discussion and analysis, annual information form and management information circular (each available on www.sedar.com and www.sec.gov) include, but are not limited to, risks and uncertainties associated with the integration of NetFortris, the remediation of material weaknesses, the impact of the continuing COVID-19 pandemic, changes in exchange rate between the United States dollar and other currencies, expectations regarding the amount of frequency of impairment losses, including as a result of the write-down of intangible assets, including goodwill, delay in project deliveries, changes in technology, changes in the business climate, changes to macroeconomic conditions, including rising interest rates and the occurrence of (or fears of an impending) economic recession, risks related to the COVID-19 (coronavirus) pandemic, changes in the regulatory environment, the imposition of tariffs, the decline in the importance of the PSTN (as hereinafter defined), impairment of goodwill and new competitive pressures, and acts of terrorism and war, hostilities and conflicts, including, but not limited to, Russia’s invasion of Ukraine in February 2022. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement. Sangoma undertakes no obligation to update forward-looking statements if circumstances or management's estimates or opinions should change except as required by law.

Sangoma Technologies Corporation
Larry Stock
Chief Financial Officer
investorrelations@sangoma.com